

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

March 20, 2007

Mr. Karl Redekopp
Chief Financial Officer
International Commercial Television, Inc.
10245 Sunrise Place NE
Bainbridge Island, WA

   Re: **International Commercial Television, Inc.**
       Form 10-KSB for Fiscal Year Ended December 31, 2005
       Filed March 31, 2006
       Forms 10-QSB for Fiscal Quarters Ended
       March 31, 2006, June 30, 2006 and September 30, 2006
       File No. 0-49638

Dear Mr. Redekopp:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

          Sincerely,

          William Thompson
          Branch Chief